EXHIBIT 99.44

News Release, regarding FDA response to special protocol assessment, announced December 2, 2004

AnorMED Inc. 200 - 20353 64th Ave Langley, British Columbia Canada V2Y 1N5	TEL (604) 530-1057 FAX (604) 530-0976 www.anormed.com

 PRESS RELEASE

ANORMED RECEIVES FDA RESPONSE TO SPECIAL PROTOCOL
ASSESSMENT AND INITIATES PIVOTAL PHASE III PROGRAM FOR NEW
STEM CELL TRANSPLANT DRUG CANDIDATE

For Immediate Release:

             December 2, 2004

Vancouver, British Columbia - AnorMED Inc. (TSX:AOM) announced today that it has received a response from  the U.S. Food and Drug Administration (FDA) regarding its Special Protocol Assessment (SPA) on the design for two pivotal Phase III clinical trials of AMD3100, a potential new stem cell mobilizing agent for stem cell transplantation in cancer patients.  A SPA provides a forum for the FDA and a Company to reach agreement as to the design, execution, and analyses proposed for regulatory approval in protocols reviewed under this process.

Stem cell transplantation is a life saving medical procedure used to restore the immune system of patients who have had chemotherapy to treat hematologic cancers, such as multiple myeloma and non-Hodgkin's lymphoma, among others. The strongest predictor of success in transplantation, measured by the rapid and durable recovery of a patient's immune system, is the number of stem cells available for transplantation.

AnorMED's Phase II clinical data to date in over 100 non-Hodgkin's lymphoma and multiple myeloma patients shows AMD3100 increases the number of stem cells available for transplantation. The study endpoints and statistical analysis for the Phase III program are based on results from AnorMED's phase II program on AMD3100 as well as historical data from standard stem cell mobilization regimens using G-CSF alone.  Based on this data, each Phase III study is powered to show a minimum of a 20 percentage point difference between the study arms.

A total of 600 cancer patients undergoing the autologous stem cell transplantation procedure will be enrolled into the Phase III program. One study will enrol 300 non-Hodgkin's lymphoma (NHL) patients and the other study 300 multiple myeloma (MM) patients. Both Phase III studies are randomized, double-blind, placebo controlled, comparative trials of AMD3100 plus G-CSF versus placebo plus G-CSF.

Both studies are designed to evaluate the ability of AMD3100 in combination with G-CSF, to provide a rapid increase in the number of peripheral blood stem cells capable of engraftment, to increase the proportion of patients reaching a peripheral blood stem cell target, and to reduce the number of apheresis sessions required for patients to reach a target number of peripheral blood stem cells.  The primary endpoint in the NHL study is a stem cell collection target of greater than or equal to 5 million CD34+ cells/kg of patient body weight in four or less days of apheresis. The primary endpoint in the MM study is a stem cell collection target of greater than or equal to 6 million CD34+ cells/kg patient body weight in two or less days of apheresis.

The studies will be conducted at multiple centers located throughout the United States. The Company plans to initiate the trials immediately, and dependent upon recruitment rates, hopes to complete patient enrollment and three month follow up in 2006. Additional guidance regarding the timing for filing a New Drug Application will be provided in 2005.

"We believe AMD3100 has great potential to help cancer patients undergoing stem cell transplantation. The FDA's  response on the Special Protocol Assessment was consistent with our prior discussions and in line with expectations for our Phase III program. We are extremely pleased to begin the phase III trials for AMD3100 and to finish the year having met another very important milestone," said Dr. Michael Abrams, President and CEO of AnorMED.

-more-

AMD3100 SPA Agreement 2004-12-02

AMD3100 is a novel stem cell mobilizer, developed by AnorMED, that blocks a specific cellular receptor triggering the movement of stem cells out of the bone marrow and into the circulating blood. AnorMED's clinical program on AMD3100 is being conducted at multiple transplant centers in the United States, Canada and Europe. Data from over 250 subjects, from all clinical studies conducted by AnorMED on AMD3100to date, show the drug candidate has a good safety profile. New clinical data from ongoing Phase II studies will be presented at the upcoming American Society of Hematology conference to be held on December 4-7,2004 in San Diego, CA.

Approximately 45,000 stem cell transplantations are performed yearly worldwide. Bone marrow transplants, where stem cells were collected from patients using an invasive procedure, are now being replaced by peripheral blood stem cell transplant. In this procedure, stem cells are collected from the circulating blood for transplantation. Prior to collection, patients are given G-CSF which causes stem cells in the body to multiply. The objective of this procedure is to get as many stem cells as possible into the circulating blood where they can be collected.  AMD3100 has been shown to mobilize stem cells, causing them to move out of the bone marrow and into the circulating blood.  When used in combination with standard mobilization regimens AMD3100 can increase the number of stem cells in the bloodstream available for collection. In this capacity, AMD3100 may improve the transplantation procedure by reducing the number of times cells would have to be collected.

AnorMED is a chemistry-based biopharmaceutical company focused on the discovery, development and commercialization of new therapeutic products in the areas of hematology, HIV and oncology.  Information on AnorMED Inc. is available on the Company's website: www.anormed.com.

Note:  Certain of the statements contained in this press release contain forward-looking statements which involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  The Company does not expect to update forward-looking statements continually as conditions change.  Investors are referred to the full discussion of risk factors associated with the Company's business contained in the Company's Annual Information Form filed with securities regulatory authorities dated July 23, 2004.

TELECONFERENCE CALL NOTIFICATION: Thursday, December 2, 2004 at 10:45amPST/1:45pm EST

On Thursday, December 2, 2004 AnorMED Inc. will host a teleconference call at 10:45am PST (1:45 pm EST).  To participate in the teleconference please dial, 1-800-733-8361 in Canada and the U.S.  This call will be taped, available one hour after the teleconference, and on replay until January 2, 2005.  To hear a complete replay, please call 1-800-558-5253.  The reservation number required for access is 21216758.  This call will also be webcast from AnorMED's website at www.anormed.com.

For further information:

Elisabeth Whiting, M.Sc.

Vice President, Corporate Development

& Communications

Tel:  604-532-4667

Cellular : 604-763-4682

e-mail: ewhiting@anormed.com